Exhibit 99.1

Arbe Announces Q2 2024 Financial Results

TEL AVIV, Israel, Aug. 6, 2024 -- Arbe Robotics Ltd. (Nasdaq, TASE: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced financial results for its second quarter, ended June 30, 2024.

Key Q2 and Recent Company Highlights:

●	Arbe’s chipset was selected by one of the top ten OEMs worldwide for the development of its next-generation imaging radar aimed at serial production. The selection of Arbe’s technology presents a significant commercial opportunity given its applicability across a wide range of vehicle classes.

●	Arbe collaborates with a prominent European truck manufacturer to revolutionize truck safety with Arbe’s imaging radar. The manufacturer is set to integrate Arbe’s radar into its next-generation sensor suite as part of the transition to an advanced implementation stage.

●	Arbe is actively engaged in achieving four design-ins with leading global automakers. Despite longer decision cycles, Arbe expects those decisions in the coming months.

●	During the second quarter, Arbe participated in the final stages of OEM RFQ processes along with its Tier 1s: Magna, HiRain, Weifu, and Sensrad.

●	The demand for high-channel count solutions is widespread across the board, and Arbe’s solution is recognized by leading OEMs as the radar with the largest channel array at the best price per channel.

●	Arbe began trading on the Tel Aviv Stock Exchange (TASE) and issued convertible debentures totaling approximately $30 million to Israeli investors. This strategic move aims to bolster its cash reserves in anticipation of upcoming OEM selections. The proceeds from the debenture offering are held in escrow and will be released upon meeting certain conditions by March 31, 2025.

“We are excited to announce that we have reached a significant milestone with two key customers. The selection of our imaging radar by both a leading OEM and a prominent European truck manufacturer validates our technology and highlights its market appeal. We are in the final stages of RFPs and RFQs with our Tier 1s, and we believe that we are on track to secure additional major OEM selections this year.,” said Kobi Marenko, Chief Executive Officer. “Arbe is well-positioned to capitalize on the growing demand for advanced radar systems, and we anticipate an increase in sales and market share in the near future.”

Second Quarter 2024 Financial Highlights

Revenues for Q2 2024 were $0.4 million, an increase from $0.3 million in Q2 2023. Backlog as of June 30, 2024, was $0.8 million.

Negative gross margin for Q2 2024 was 9.5%, compared to negative gross margin of 1% in Q2 2023, mainly related to headcount increase.

Operating expenses in Q2 2024 were $11.6 million, compared to $12.6 million in Q2 2023. The decrease in operating expenses was primarily driven by a decrease in R&D materials and to a lesser extent due to a labor cost decrease, partially offset by doubtful debts provision and debt issuance costs. Research and Development decreased, from $9.1 million in Q2 2023 to $7.9 million in Q2 2024, the decrease was mainly related to finalization and maturing stages of production and labor cost savings. Sales and Marketing expenses decreased from $1.5 million in Q2 2023 to $1.4 million in Q2 2024, related to lower travel and conference expenses. General and Administrative expenses increased from $2.0 million in Q2 2023 to $2.3 million in Q2 2024, later include a one-time provision and offering fees.

As a result, our operating loss in Q2 2024 was $11.6 million compared to a $12.6 million loss in Q2 2023.

Net loss in the second quarter of 2024 decreased to $11.8 million, compared to a net loss of $12.6 million in the second quarter of 2023. Net loss in Q2 2024 included $0.1 million of financial expenses, consisting of foreign exchange revaluations offset by interest from deposits.

Adjusted EBITDA, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, for Q2 2024, yielded a loss of $7.5 million, compared to a loss of $8.4 million in the second quarter of 2023.

Balance Sheet and Liquidity

As of June 30, 2024, Arbe had $8.8 million in cash and cash equivalents and $17.7 million in short term bank deposits. In June 2024, the Company issued convertible debentures in the principal amount of NIS 110,000,000 (approximately $30 million). The proceeds from the sale of the debentures, which were approximately NIS 112,400,000 (approximately $30.5 million), are held in escrow and will be released to the Company upon meeting certain conditions by March 31, 2025 (these funds are classified as other assets on our balance sheet). The Company has incurred losses from operations since its inception and has negative cash flow from operating activities. Considering management’s plans and the forecasted revenue, we will have sufficient funds to finance our operation needs in the foreseeable future.

Outlook

●	Our goal of achieving 4 design-ins with automakers remains unchanged, as we observe continued strong interest in our market-leading offering.

●	We have strengthened our position in all our RFQ engagements, even though the OEMs have shifted their decision timelines from late 2023 to 2024.

●	The 2024 annual revenues are expected to be in line with those of 2023, followed by revenue growth in 2025. These revenue projections are based on our expectation that we will be in full production in the second half of 2024, as well as our decision to exclusively focus on getting our chipset into production.

●	We are committed to maintaining a strong and well-managed balance sheet, focusing on cost-effectiveness and the ability to fund our revenue growth. Adjusted EBITDA for 2024 is projected to be in the range of ($30) million to ($36) million.

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: 1-844-481-3015

International: 1-412-317-1880

Israel Toll Free: 1-809-212373

A telephonic replay of the conference call will be available until August 20, 2024, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: 1-877-344-7529

International: 1-412-317-0088

Access ID: 6889354

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

Arbe (Nasdaq, TASE: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and the earnings call contains or will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; the Company’s ability to meet the conditions to the release from escrow of the proceeds from its recent sale of convertible debentures; the Company’s ability to generate additional OEM selections and substantial orders and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Contact:

Miri Segal-Scharia

msegal@ms-ir.com

917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2024		December 31, 2023
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	8,840		28,587
Restricted cash	280		163
Short term bank deposits	17,683		15,402
Trade receivable	694		1,258
Other assets	30,545		-
Prepaid expenses and other receivables	1,954		2,026
Total current assets	59,996		47,436

Non-Current Assets
Operating lease right-of-use assets	1,895		1,740
Property and equipment, net	1,434		1,309
Total non-current assets	3,329		3,049

Total assets	63,325		50,485

Current liabilities:
Trade payables	832		1,149
Operating lease liabilities	519		436
Employees and payroll accruals	3,265		2,916
Convertible debentures	29,982		-
Accrued expenses and other payables	1,097		1,710
Total current liabilities	35,695		6,211

Long term liabilities
Operating lease liabilities	1,512		1,306
Warrant liabilities	607		875
Total long-term liabilities	2,119		2,181

SHAREHOLDERS’ EQUITY:
Ordinary Shares		*)		*)
Additional paid-in capital	253,702		245,733
Accumulated Deficit	(228,191)		(203,640)
Total shareholders’ equity	25,511		42,093

Total liabilities and shareholders’ equity	63,325		50,485

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	409	289	546	644
Cost of revenues	448	292	851	608
Gross profit (loss)	(39)	(3)	(305)	36

Operating Expenses:
Research and development, net	7,914	9,091	17,311	17,215
Sales and marketing	1,365	1,478	2,818	2,402
General and administrative	2,296	2,014	3,940	3,644
Total operating expenses	11,575	12,583	24,069	23,261

Operating loss	(11,614)	(12,586)	(24,374)	(23,225)

Financial expenses (income), net	132	25	177	(707)

Net loss	(11,746)	(12,611)	(24,551)	(22,518)

Basic net loss per ordinary share	(0.15)	(0.19)	(0.31)	(0.34)

Weighted-average number of shares used in computing basic net loss per ordinary share	80,578,820	67,762,711	79,377,515	66,225,739

Diluted net loss per ordinary share	(0.19)	(0.23)	(0.39)	(0.39)

Weighted-average number of shares used in computing diluted net loss per ordinary share	64,204,137	56,450,209	63,390,411	58,419,059

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(11,746)	(12,611)	(24,551)	(22,518)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	147	139	289	276
Stock-based compensation	3,587	3,713	7,313	5,721
Warrants to service providers	286	157	634	254
Revaluation of warrants and accretion	(157)	(369)	(268)	(238)
Convertible debentures accretion	176	-	176	-
Change in operating assets and liabilities:
Decrease in trade receivable	162	48	564	162
Decrease in prepaid expenses and other receivables	245	330	72	504
Increase in other assets	(128)	-	(128)	-
Operating lease ROU assets and liabilities, net	6	(8)	135	-
Decrease in trade payables	(1,039)	(1,116)	(506)	(284)
Increase (decrease) in employees and payroll accruals	204	43	349	(550)
Decrease in accrued expenses and other payables	(72)	(499)	(766)	(3,706)

Net cash used in operating activities	(8,328)	(10,173)	(16,687)	(20,379)

Cash flows from investing activities:
Change in bank deposits	12,621	(25,602)	(2,281)	(25,202)
Purchase of property and equipment	(126)	(87)	(225)	(119)

Net cash provided by (used in) investing activities	12,494	(25,689)	(2,506)	(25,321)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	22,496	-	22,496
Issuance costs related to convertible debentures	(459)	-	(459)	-
Proceeds from exercise of options	22	46	22	606

Net cash provided by (used in) financing activities	(437)	22,542	(437)	23,102

Effect of exchange rate fluctuations on cash and cash equivalent	80	(574)	214	(66)

Increase (decrease) in cash, cash equivalents and restricted cash	3,650	(12,746)	(19,844)	(22,532)
Cash, cash equivalents and restricted cash at the beginning of period	5,391	45,037	28,750	54,315

Cash, cash equivalents and restricted cash at the end of period	9,120	31,717	9,120	31,717

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
GAAP net loss attributable to ordinary shareholders	(11,746)	(12,611)	(24,551)	(22,518)

Add:
Stock-based compensation	3,587	3,713	7,313	5,721
Warrants to service providers	286	157	634	254
Revaluation of warrants and accretion	(157)	(369)	(268)	(238)
Convertible debentures accretion	176	-	176	-
Non-recurring expenses related to convertible debentures and ATM	805	214	805	214

Non-GAAP net loss	(7,048)	(8,896)	(15,890)	(16,567)

Basic Non-GAAP net loss per ordinary share	(0.09)	(0.13)	(0.20)	(0.25)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	80,578,820	67,762,711	79,377,515	66,225,739

Diluted Non-GAAP net loss per ordinary share	(0.09)	(0.16)	(0.14)	(0.29)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	64,204,137	56,450,209	63,390,411	58,419,059

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
GAAP net loss attributable to ordinary shareholders	(11,746)	(12,611)	(24,551)	(22,518)

Add:
Financial expenses (income), net	132	25	177	(707)
Depreciation	147	139	289	276
Stock-based compensation	3,587	3,713	7,313	5,721
Warrants to service providers	286	157	634	254
Non-recurring expenses related to ATM	68	214	68	214

Adjusted EBITDA	(7,526)	(8,363)	(16,070)	(16,760)